Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 26, 2023

POLL RESULTS OF THE EGM The Board announces that the resolution as set out in the Notice was duly passed by the Shareholders as ordinary resolution by way of poll at the Extraordinary General Meeting.

Reference is made to the Company’s circular (the “Circular”) in connection with the Extraordinary General Meeting and notice of the Extraordinary General Meeting (the “Notice”) dated September 19, 2023. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON OCTOBER 26, 2023

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is pleased to announce the poll results of the extraordinary general meeting of the Company (the “Extraordinary General Meeting” or “EGM”) held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Thursday, October 26, 2023 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time).

The voting results in respect of the resolution proposed at the Extraordinary General Meeting were as follows:

Ordinary Resolution		Number of Votes (%)
		For	Against	Abstain[1]
1.	Subject to and conditional upon (i) The Stock Exchange of Hong Kong Limited’s listing approval and (ii) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements from New York Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0005 each be and is hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the Share Subdivision, with effect from the second business day immediately following the date on which this resolution is passed, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$50,000 divided into 100,000,000 ordinary shares of par value of US$0.0005 each to US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, and that any director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, cancelling any existing share certificates and issuing new share certificates in respect of the Subdivided Shares to holders of the existing shares of the Company pursuant to the Share Subdivision.	30,833,181 (99.993355%)	2,049 (0.006645%)	22,272 –

[1]	According to the Companies Act (As Revised) of the Cayman Islands, the Shares in abstention do not need to be calculated as votes cast at the EGM.

As more than 50% of the votes were cast in favor of the above resolution, the resolution was passed as ordinary resolution at the Extraordinary General Meeting.

The total number of issued Shares as of the date of the Extraordinary General Meeting was 31,945,575 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against the resolution. There were no Shares entitling the holders to attend and abstain from voting in favor of any of the proposed resolution at the Extraordinary General Meeting as set out in rule 13.40 of the Hong Kong Listing Rules. There were no restrictions on any Shareholders casting votes on any of the proposed resolution at the Extraordinary General Meeting. No person was required under the Hong Kong Listing Rules to abstain from voting on the resolution proposed at the Extraordinary General Meeting and no party has stated his/her/its intention in the Circular to vote against or to abstain from voting on the resolution proposed at the Extraordinary General Meeting.

The directors of the Company, Ms. Jingbo Wang and Mr. Zhe Yin and the independent directors of the Company, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao attended the Extraordinary General Meeting, either in person or by means of telecommunication, whereas the non-executive directors of the Company, Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He and the independent director of the Company, Dr. Zhiwu Chen were unable to attend the Extraordinary General Meeting due to other engagements at the time of such meeting.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Extraordinary General Meeting.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, October 26, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.

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